EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Three	For the Nine
	Months Ended	Months Ended
	September 30, 2011	September 30, 2011

Earnings from continuing operations before income taxes	$1,273	$3,838

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(22)	(64)
Dividends from less than 50% owned affiliates	6	57
Fixed charges	478	1,484
Interest capitalized, net of amortization	1	1

Earnings available for fixed charges	$1,736	$5,316

Fixed charges:
Interest incurred:
Interest expense	$439	$1,366
Capitalized interest	–	1

	439	1,367
Portion of rent expense deemed to represent interest factor	39	117

Fixed charges	$478	$1,484

Ratio of earnings to fixed charges	3.6	3.6